                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of September 4, 2002

                                   Equant N.V.
                 (Translation of Registrant's Name Into English)

                             Gatwickstraat 21-23
                1043 GL Amsterdam Sloterdijk, The Netherlands
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                         Form 40-F
              -------                                -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.)

         Yes                               No    X
            -------                            -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

                    EQUANT ANNOUNCES FIRST HALF 2002 RESULTS

    Strong control of costs and working capital drive improved cash position


HIGHLIGHTS OF THE FIRST HALF:
- NETWORK SERVICES REVENUES INCREASED TO $783 MILLION
- TOTAL COSTS, EXCLUDING DEPRECIATION, DECLINED BY $169 MILLION COMPARED WITH PRO FORMA 2001 FIRST HALF
- EBITDA OF $76 MILLION COMPARED WITH PRO FORMA EBITDA LOSS OF $10 MILLION IN FIRST HALF 2001
- NET CASH AND CASH EQUIVALENTS TOTALED $426 MILLION AT JUNE 30, 2002


AMSTERDAM, THE NETHERLANDS -- SEPTEMBER 4, 2002 -- Equant (New York Stock
Exchange: ENT; Euronext Paris: EQU) today announced financial results for the first half of the 2002 financial year. Revenues for the first six months of 2002 were $1,474 million and EBITDA was $76 million. The net loss, inclusive of non-recurring charges of $66 million, was $253 million or $0.86 per share for the half year.

Commenting on Equant's results, Didier Delepine, president and chief executive officer of Equant said: "These results confirm our ability to manage the business towards profitability as we aggressively control our costs and improve our cash position.

"The synergies arising from the merger of the two companies are showing through in significantly reduced direct costs and SG&A expenses with further reductions to come in the second half of the year. Our ability to continue cutting our costs is a key component of our drive to profitability against the backdrop of a difficult economic environment.

"We are making no changes to our guidance for the current financial year"

The Company presents its results under French Generally Accepted Accounting Principles (French GAAP). The actual results for the first half of 2002 are for the merged company. The actual results for the first half of 2001 exclude the results of Global One and discontinued operations.

The pro forma results for the first half of 2001 have been prepared as if the Global One acquisition had occurred on January 1, 2001. These pro forma results exclude discontinued operations, assume that the new SITA contractual arrangements were in place from January 1, 2001 and have been prepared on a basis comparable with that of the first half of 2002. Some Global One entities had been allocating costs differently from the Company. Consequently, the

Company has also made reallocations in the pro forma results among costs of services and products sold, selling expenses and G&A expenses. Details are shown on page 12. The reallocations did not affect EBITDA, EBITDA margin or adjusted operating loss, but did reduce pro forma gross profit by $28 million and gross margin by 1.8 percentage points.


FINANCIAL RESULTS HIGHLIGHTS ($ millions unless otherwise indicated):

                                             H1 02      H1 01      CHANGE      H1 01
                                             -----      -----      ------      -----
                                            ACTUAL    PRO FORMA      %        ACTUAL
                                            ------    ---------      -        ------
   REVENUES (1) (2)

Network Services (Direct)                   567.6         522.6      8.6%       398.2
Network Services (Indirect) (3)             215.6         238.2     (9.5%)       76.9
                                          -----------------------           ------------
Total Network Services                      783.2         760.8      2.9%       475.1
Integration Services                        209.1         263.9    (20.8%)      208.6
Other Services                              119.8         148.1    (19.1%)        -
SITA Contract (4)                           361.8         384.4     (5.9%)      197.4
                                          -----------------------   ------  ------------
   TOTAL REVENUES                         1,473.9       1,557.2     (5.4%)      881.1
                                          -----------------------   ------  ------------
Total Costs before depreciation           1,398.3       1,567.3    (10.8%)      747.2
EBITDA (5)                                   75.6         (10.1)     NM         133.9
Depreciation                                229.5         255.4    (10.1%)      101.8
ADJUSTED OPERATING (LOSS)/PROFIT           (153.9)       (265.5)   (42.0%)       32.1

The footnotes for the table above are shown on page 7.


A more detailed set of results is shown in Annex A. A reconciliation of the actual 2001 first half year results of Equant to the pro forma results is included in Annex B. The discussion that follows compares the results for the first six months of 2002 with the pro forma results for the first six months of 2001 unless otherwise noted.


REVENUES

Revenues for the first half of 2002 were $1,474 million, a 5.4 percent decrease compared with the first half of 2001.

Network Services' revenues increased by 2.9 percent to $783 million in the first half of 2002. Revenues from the multi national customer base serviced by the direct sales force increased 8.6 percent and showed growth in all regions. The increase from direct sales more than offset a 9.5 percent decrease from the indirect sales channels where the revenue Equant derived from two of its key indirect channels, Deutsche Telekom and Sprint, declined year over year.

Orders received in the first half totaled $996 million. Orders with a value greater than one million dollars accounted for more than $750 million of the Company's half-year order intake for the direct sales force. During the half year, the Company signed 47 contracts with major international corporations each valued at more than one million dollars.

Integration Services' revenues declined by 20.8 percent to $209 million this half reflecting the economic slowdown and customers' cutbacks in capital expenditures. As a result of these cutbacks, revenues for fulfillment services were 30 percent below last year's levels, which in turn, resulted in lower installation and maintenance revenues.

Revenues from SITA were $362 million in the first half reflecting the new contractual arrangements with SITA. The revenues for the first half of 2001 totaled $384 million.

Other Services revenues in the first half were $120 million, a decrease of 19.1 percent from the 2001 half year. The decrease reflects a change in the product management agreements with France Telecom Transpac reached in the second half of 2001, together with the expected fall in revenues from circuit switched voice services.


ADDITIONAL FINANCIAL HIGHLIGHTS ($ millions unless otherwise indicated)

                                                 H1 02       H1 01   CHANGE     H1 01
                                                 -----       -----   ------     -----
                                                ACTUAL   PRO FORMA     %       ACTUAL
                                                ------   ---------     -       ------
Net Cost of Services and Products Sold         1,049.0     1,163.1   (9.8%)       598.9
Gross Profit                                     424.9       394.1    7.8%        282.2
   Gross Margin %                                28.8%       25.3%                32.0%
Selling Expenses                                 150.2       178.6  (15.9%)        80.4
   As % of Revenue                               10.2%       11.5%                 9.1%
G & A Expenses                                   199.1       225.6  (11.7%)        67.9
   As % of Revenue                               13.5%       14.5%                 7.7%
Total Costs before Depreciation                 1398.3      1567.3  (10.8%)       747.2
Depreciation                                     229.5       255.4  (10.1%)       101.8
   As % of Revenue                               15.6%       16.4%                11.6%
Adjusted Operating (Loss)/Profit               (153.9)     (265.5)  (42.0%)        32.1
   Operating Margin %                          (10.4%)     (17.0%)                 3.6%

GROSS PROFIT AND GROSS MARGIN

The Company's gross profit was $425 million in the first half of 2002, an increase of $31 million, or 7.8 percent, from the $394 million in the same period of 2001, despite the $83 million decline in revenue. The gross margin was
28.8 percent this half compared with 25.3 percent in the 2001 half year.

The 9.8 percent decline in the cost of services and products sold arises mainly from an improvement in the network cost structure. The actions taken by the

Company to integrate its two networks have already yielded significant synergies including $90 million for circuit costs in the first half of 2002.


OPERATING EXPENSES

Selling expenses of $150 million for the first half were down 15.9 percent from the comparable period last year, reflecting the rationalization of the Company's sales and marketing operations. The Company has integrated the two sales forces, made significant headcount reductions and closed 10 under-performing sales offices. Selling expenses as a percent of revenue declined to 10.2 percent this half compared with 11.5 percent in the first half of 2001.

General and administrative (G&A) expenses in the half-year were $199 million, an
11.7 percent decrease from the 2001 first half. The reduced G&A expenses result from the Company's continuing restructuring and integration program, which has reduced headcount and cut associated expenses for premises, equipment and information technology. G&A costs as a percent of revenue decreased to 13.5 percent in the first half of 2002 from 14.5 percent in 2001.

Total costs and expenses, excluding depreciation, fell by $169 million or 10.8 percent to $1,398 million. The Company is on track to deliver its targeted synergies for 2002 of $300 million.


EBITDA AND MARGIN

Earnings before interest, taxes, depreciation and amortization, share plan costs and non-recurring charges (EBITDA) were $76 million in the 2002 first half compared to an EBITDA loss of $10 million in the comparable period in 2001. As a result of the improved gross profit and the reduction in expenses, the EBITDA margin for the half-year was 5.1 percent compared with a negative 0.6 percent in the comparative period.


OTHER OPERATING INCOME AND EXPENSES

Depreciation and Amortization (excluding goodwill)

Depreciation and amortization expense decreased 10.1 percent to $230 million for the half compared with $255 million in the first half of 2001. The first half 2001 charge included accelerated depreciation of $68 million for assets acquired with Global One. The underlying increased depreciation charge reflects the high levels of capital expenditure in the first half of 2001 and the movement of assets into service from work in progress after July 1, 2001.

Share Plan Costs

Under French GAAP there is no charge upon the issuance of options and share awards but the Company continues to accrue for social charges related to these grants. In 2001 and 2002, the financial statements reflect a reversal of excess accrued social charges that had been built up in prior years because of a higher stock price at that time. The charge for the six months would have been approximately $3 million under FAS 123 of US GAAP.

Non-recurring Charges - Restructuring and Integration Costs

The costs incurred to integrate and restructure Global One and Equant, before reimbursement of $42 million from France Telecom, were $90 million in the first half. The major components of the charge, before recoveries from France Telecom, include $42 million for integration of the transmission networks and other network elements, and $19 million for personnel related costs.

Other Non-recurring Charges

In the first half of 2002 the Company took a charge of $18 million for the write off of certain assets, of which $17 million related to capacity purchases from bankrupt providers.

The charge of $18 million in 2001 for non-recurring items primarily reflects the costs of other potential corporate transactions prior to the transactions with Global One and France Telecom.


ADJUSTED OPERATING LOSS

The adjusted operating loss of $154 million in the first half of 2002 reflects a substantial improvement from the loss of $266 million in the comparable period of 2001 driven by the growth in gross profit and reductions in SG&A.


NON-OPERATING EXPENSES

Financial Income

Interest income for the first half of 2002 was $2 million compared with $11 million interest expense in the 2001 pro forma period. The cash injection from the transaction with France Telecom allowed the Company to repay debt, which had built up through June 2001.

In the first half of 2002, the Company recognized a foreign exchange gain of $4 million compared with a loss of $20 million in the 2001 period. Following the acquisition of Global One, foreign exchange hedging was applied to Global One entities.

Employee Profit Share

As required by the French legal code, Equant's French operations make contributions to France Telecom's employee profit sharing plan.

Equity in Loss of Affiliate

This charge represents the Company's share of the post-tax losses of Radianz, its 49 percent-owned affiliate. The loss is broadly in line with the 2001 full year run rate.


ADDITIONAL INFORMATION

Capital expenditures totaled approximately $176 million for the first six months of 2002, less than half of the $381 million in the pro forma 2001 first half. The reduction is a direct result of integration synergies and stringent controls on capital expenditures. The Company has also been able to reduce capital expenditures by redeploying network equipment made surplus by the integration of the two networks.

At June 30, 2002, the Company's net cash and cash equivalents totaled $426 million, an increase of $53 million from December 31, 2001. The improved cash position reflects the Company's continued focus on cash management together with increased EBITDA, continued optimization of capital expenditures and reduced working capital requirements.

On the basis of current activity levels and the associated cash burn rates, and without recourse to either the loan from France Telecom or any other source of finance, the Company does not expect to require additional funding before 2004.

Employment at June 30, 2002 was 10,800 compared with 11,300 at December 2001. The reduction reflects the reorganization of the businesses undertaken after the merger, including the transfer of activities to related parties.


RELATED PARTY REVENUES AND AGREEMENTS

France Telecom

Revenues derived from the France Telecom Group totaled $135 million in the first half, compared with $120 million in the 2001 first half. The increase is primarily due to the transfer of some of Equant's customers in France to France Telecom Transpac under the arrangements put in place at the time of the merger.

In addition, in the first half of 2002, some $144 million of costs were incurred on behalf of France Telecom and transferred to them on a pass-through basis by the Company. The revenues from these businesses are shown as "other operating income" while the associated costs are primarily included in "costs of services and products sold". In the first half of 2001 other income was netted against costs.

Radianz

Revenues from Radianz, the Company's 49 percent-owned joint venture with Reuters, totaled $51 million in the first half year of 2002 compared with $44 million in the first six months of 2001. The majority of these revenues arise from the pass-through of costs incurred by the Company to Radianz.


Footnotes:

    (1) Equant sold its Application Services division in October 2001. Its results have, therefore, been excluded from the 2001 information.

    (2) The pro forma results have been prepared, where information is available, as if the France Telecom transaction, including the acquisition of Global One, had occurred on January 1, 2001.

    (3) Network Services (Indirect) refers to revenues derived from agreements with Radianz, Deutsche Telekom, Sprint, France Telecom Transpac, and other indirect channels.

    (4) First half 2001 actual SITA revenue is as billed under the former "Joint Venture" contractual arrangements. The 2001 half-year pro forma results and the 2002 half-year actual results reflect the new contractual arrangements with SITA.

    (5) EBITDA: earnings before finance charges, income taxes, share plan costs, non-recurring charges and depreciation and amortization.


The Company will host a conference call for investors on September 5, 2002 at 8:30 a.m. (EDT) and 2:30 p.m. (CET). The call can be accessed via the Equant web site at (www.equant.com) or by dialing +1 913-981-5517 in North America or +44-20-7984-7572 in Europe. A replay will be available through mid-night, September 9 and can be accessed by dialing +1 -719-457-0820. The pass-code is 136063.


ABOUT EQUANT

Equant (NYSE: ENT, Euronext Paris: EQU) is a recognized industry leader in global IP and data services for multinational businesses, offering network, integration and managed services to global business. The network has unmatched seamless global reach, connecting key business centers in 220 countries and territories, with local support in 145 countries and territories. Building on more than 50 years of experience in data communications, Equant serves thousands of the world's top companies. Equant, a member of the France Telecom Group, meets the diverse needs of global companies with the industry's most extensive portfolio of managed data network services.


This release may contain projections or other forward-looking statements related to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to Equant's history of operating losses, the unpredictability of growth in Equant's markets, changing technology, uncertain and changing regulatory restrictions, Equant's international operations, dependence on suppliers, network security issues, competition, and volatility of Equant's stock price and risks relating to the combination with Global One. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.


CONTACTS:

EQUANT MEDIA RELATIONS                         EQUANT INVESTOR RELATIONS

Fredric Emmert                                 Jim Armstrong
+1 703 689 6010                                +1 678 346 3754
fredric.emmert@equant.com                      james.armstrong@equant.com
-------------------------

Europe                                         Europe
Frederic Gielec                                Ashley Rayfield
+33 1 46 46 2189                               +44 208 321 4581
frederic.gielec@equant.com                     ashley.rayfield@equant.com
--------------------------

Asia Pacific Australasia                       France
Shirley Ng                                     Isabelle Guibert
+65 335 6730                                   +33 1 46 46 99 53
shirley.ng@equant.com                          isabelle.guibert@equant.com


Annexes to Follow:


    A Consolidated Statements of Operations, Condensed Consolidated Balance Sheets, and Condensed Consolidated Statements of Cash Flow.

    B Reconciliation of actual to pro forma results for the six months ended June 30, 2001.

                                                                  ANNEX A 1 OF 3

 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
                   OPERATIONS
 (U.S. DOLLARS MILLIONS, EXCEPT PER SHARE DATA)

                                                               SIX MONTHS ENDED JUNE 30,
                                                      --------------------------------------------
                                                         2002            2001            2001
                                                                       PRO FORMA        ACTUAL
                                                        ACTUAL            (1)             (2)
                                                      ------------    ------------    ------------
Sales of services and products                        $   1,473.9     $   1,557.2     $     881.1
Cost of services and products sold                        1,193.3         1,163.1 (3)       598.9
Other operating income                                      144.3               -               -

                                                      ------------    ------------    ------------
Gross profit                                                424.9           394.1 (3)       282.2

Selling                                                     150.2           178.6 (3)        80.4
General and Administrative                                  199.1           225.6 (3)        67.9

                                                      ------------    ------------    ------------
EBITDA                                                       75.6          (10.1)           133.9

Depreciation and amortization (excluding
goodwill)                                                   229.5           255.4           101.8
Share plan costs                                            (0.3)             1.9             1.9
Non-recurring charges                                        66.3            18.0            18.6

                                                      ------------    ------------    ------------
OPERATING (LOSS)/PROFIT                                   (219.9)         (285.4)            11.6

Financial income / (charges)                                  5.8          (31.2)          (16.2)
Income taxes                                                (9.3)          (11.8)             3.9
Employee profit sharing                                     (3.5)               -               -
Equity in loss of affiliate                                (13.8)           (5.9)           (5.9)

                                                      ------------    ------------    ------------
NET LOSS FROM CONTINUING OPERATIONS, BEFORE MINORITY      (240.7)         (334.3)           (6.6)
INTERESTS AND GOODWILL AMORTIZATION

Goodwill amortization                                      (11.8)          (12.0)          (12.0)
Minority interests                                          (0.4)           (0.2)           (0.4)

                                                      ------------    ------------    ------------
NET LOSS FROM CONTINUING OPERATIONS                   $   (252.9)         (346.5)          (19.0)
                                                      ------------    ------------    ------------

PER SHARE DATA - BASIC AND DILUTED
Net (loss) from continuing operations                 $    (0.86)     $    (1.19)     $    (0.09)

                                                      ------------    ------------    ------------

Basic weighted average number of shares               292,705,497     292,187,391     202,571,339

(1) The pro forma results for the first half of 2001 have been prepared as if the Global One acquisition had occurred on January 1, 2001. These pro forma results exclude discontinued operations and assume that the new SITA contractual arrangements were in place from January 1, 2001. Certain costs have been reallocated for comparative purposes with the first half of 2002.
(2) The actual results for the first half of 2001 comprise six months of activity for Equant only. These results exclude discontinued operations and are presented under French GAAP.
(3) The detail of changes to the 2001 pro forma are shown in Annex B on page 12.

                                                                  ANNEX A 2 OF 3

          CONDENSED CONSOLIDATED BALANCE SHEETS
                 (U.S. DOLLARS MILLIONS)

                                                                 JUNE              DECEMBER
                                                                  30,                31,
                                                                 2002                2001
                                                              ------------        -----------
                                                                Unaudited
ASSETS
   Cash and cash equivalents                                $       437.3       $      385.8
   Accounts receivable from SITA, Radianz and France
   Telecom                                                          786.3              688.4
   Accounts receivable and other current assets                     853.8              873.5
                                                              ------------        -----------
   Total Current Assets                                           2,077.4            1,947.7

   Goodwill                                                         165.7              177.5
   Other intangible assets, net                                     264.8              301.2
   Property and equipment, net                                    1,054.6            1,077.4
   Investments accounted for using the equity method                119.8              133.6
   Investments at cost                                                5.1                6.2
   Other non-current assets                                          77.0               75.5
                                                              ------------        -----------
   Total Non-current Assets                                       1,687.0            1,771.4

                                                              ------------        -----------
TOTAL ASSETS                                                $     3,764.4       $    3,719.1
                                                              ------------        -----------

LIABILITIES AND SHAREHOLDERS' EQUITY
   Bank loans & current portion of long-term debt           $         7.8       $        8.8
   Trade accounts payable to SITA, Radianz and France
   Telecom                                                          489.0              451.4
   Trade accounts payable, accruals and other current
   liabilities                                                     1023.7              845.6
                                                              ------------        -----------
   Total Current Liabilities                                      1,520.5            1,305.8

   Provisions for liabilities and charges                            49.0               29.6
   Long-term debt, less current portion                               3.4                4.0
   Other non-current liabilities                                     79.6              101.8
                                                              ------------        -----------
   Total Non-current Liabilities                                    132.0              135.4

   Minority Interests                                                 0.4                0.4

   Shareholders' Equity                                           2,111.5            2,277.5

                                                              ------------        -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  $     3,764.4       $    3,719.1
                                                              ------------        -----------

                                                                  ANNEX A 3 OF 3

     CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                 (U.S. DOLLARS MILLIONS)

                                                              SIX MONTHS              YEAR ENDED
                                                                ENDED                 DEC 31, (1)
                                                               JUNE 30,

                                                                 2002                  2001
                                                                                     ----------
                                                              (Unaudited)
OPERATING ACTIVITIES

   Net (loss)                                               $    (252.9)           $   (376.4)
ADJUSTMENTS TO RECONCILE NET LOSS TO FUNDS GENERATED FROM
OPERATIONS
   Depreciation and amortization                                   241.3                 320.9
   Other                                                            95.3                  79.2
                                                              -----------            ----------
   FUNDS GENERATED FROM OPERATIONS                                  83.7                  23.7

CHANGES IN OPERATING ASSETS AND LIABILITIES                        117.5               (141.1)

                                                              -----------            ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                          201.2               (117.4)

INVESTING ACTIVITIES
   Net investment in property and equipment                      (155.7)               (279.1)
   Net investment in intangible assets                            (19.9)               (119.6)
   Net cash acquired from acquisitions (net of transaction
   costs in 2001 of $29.4)                                             -               265.9
   Proceeds from disposal of discontinued operations                   -                   3.6
                                                              -----------            ----------
   NET CASH USED IN INVESTING ACTIVITIES                         (175.6)               (129.2)

FINANCING ACTIVITIES
   Proceeds from issuance of shares                                    -               1,000.0
   Net repayment of borrowings and bank overdrafts                 (0.5)               (425.2)
   Other cash flows from financing activities                       26.2                     -
                                                              -----------            ----------
   NET CASH PROVIDED BY FINANCING ACTIVITIES                        25.7                 574.8

Effect of changes in exchange rates on cash and cash
equivalents                                                          0.2                   4.1
INCREASE IN CASH AND CASH EQUIVALENTS                               51.5                 332.3
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR                 385.8                  53.5
                                                              -----------            ----------
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD/ YEAR        $      437.3           $     385.8
                                                              -----------            ----------


(1)         Represents actual cash flow for 12 months ended December 31, 2001.
            Includes cash flow of Equant for 12 months and cash flow of Global One for 6 months since June 29, 2001.

                                                                     ANNEX B

RECONCILIATION OF HALF YEAR 2001 ACTUAL TO PRO FORMA

                                            EQUANT (1)   GLOBAL  GLOBAL     REALLOCATED  OTHER (5)  PRO
(US dollars millions)                                    ONE (2) ONE  (3)       (4)                FORMA

Sales of services and products                 881.1     595.4    (95.4)                 176.1    1,557.2
Cost of services and products sold             598.9     554.8   (183.2)     28.0 (4)    164.6    1,163.1

                                           ------------------------------------------------------------------
Gross profit                                   282.2      40.6     87.8     (28.0) (4)    11.5      394.1

Selling                                         80.4     152.8     (8.0)    (56.0) (4)     9.4      178.6
General and Administrative                      67.9      97.1     (9.7)     28.0 (4)     42.3      225.6

                                           ------------------------------------------------------------------
EBITDA                                         133.9   (209.3)    105.5        -         (40.2)    (10.1)

Depreciation and amortization                  101.8      85.6                            68.0      255.4
Share plan costs                                 1.9                                                  1.9
Non-recurring charges                           18.6                                      (0.6)      18.0

                                           ------------------------------------------------------------------
OPERATING PROFIT / (LOSS)                       11.6   (294.9)    105.5        -        (107.6)    (285.4)

Financial income / (charges)                  (16.2)    (34.0)                            19.0      (31.2)
Income taxes                                     3.9     (2.4)                           (13.2)     (11.8)
Equity in loss of unconsolidated affiliate     (5.9)                                                 (5.9)

                                           ------------------------------------------------------------------
NET PROFIT / (LOSS) FROM CONTINUING            (6.6)   (331.3)    105.5        -        (101.8)    (334.3)
OPERATIONS, BEFORE MINORITY INTERESTS AND
GOODWILL AMORTIZATION

Goodwill amortization                         (12.0)     (2.4)      2.4                             (12.0)
Minority interests                             (0.4)       0.2                                       (0.2)

                                           ------------------------------------------------------------------
NET PROFIT / (LOSS)                           (19.0)   (333.5)    107.9        -        (101.8)    (346.5)


Notes

1 Results of operations for unmerged Equant for the period from January through June 2001.
2   Global One from January through June 2001.
3   Global One excluded businesses.
4 Reallocation of costs to align the pro forma results to the current accounting basis. The main reallocations are moving staff and associated costs for sales support and other post-sales activities of $ 50 million from selling costs to costs of services and products sold and the transfer of information systems costs of $22 million from costs of services and products sold to G&A. The effect of these reallocations on the previously reported full year 2001 pro forma is to reduce gross profit by $28 million to $802 million and gross margin to 26.2 percent; to reduce selling expenses by $56 million to $353.3 million and to increase G&A expenses by $28 million to $457.4 million.
5 Other adjustments principally reflect the new contractual arrangements with SITA.


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